FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For March 17, 2003

                       Commission File Number: 333-13096

                           AES DRAX HOLDINGS LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________


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                           AES DRAX HOLDINGS LIMITED


INDEX

Item
----

1.    Recent Developments








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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            AES DRAX HOLDINGS LIMITED


Date:  March 17, 2003                       By:   /s/ John Turner
                                               ---------------------------
                                               Name:  John Turner
                                               Title: Director





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                                                                        ITEM 1.



Recent Developments

     In accordance with its obligations under the Standstill Agreement (a copy of which was filed with the SEC on Form 6-K on December 13, 2002), AES Drax Holdings Limited has on March 14, 2003 presented proposals for a Restructuring plan and an updated business plan to the steering committee representing the syndicate of banks which financed the Eurobonds issued by AES Drax Holdings, and the members of the ad hoc committee formed by holders of AES Drax Holdings' Senior Bonds.

     Senior Bondholders who are interested in the above proposals, and on the understanding that certain information will only be provided subject to a confidentiality undertaking, should contact Close Brothers, financial advisor to the members of the ad hoc committee of Senior Bondholders, or Milbank, Tweed, Hadley & McCloy, legal advisor to the members of the ad hoc committee of Senior Bondholders. Contact details are as follows: Jason Granite (Close Brothers): +44-(0)20-7655-3748, Martin Gudgeon (Close Brothers):
+44-(0)20-7655-3171, or Phillip Fletcher or Tom Siebens (Milbank Tweed):
+44-(0)20-7448-3002.


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Forward Looking Statements

     Certain statements included herein are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

     o    general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA") that were implemented on March 27, 2001 on the market for electricity in the UK;

     o    power prices and resource availability and pricing;

     o    general industry trends;

     o    changes to the competitive environment;

     o changes in business strategy, development plans or vendor relationships, in the market for power in the UK and that our principal hedging arrangement relating to power sales has been terminated and we are now operating as a fully merchant plant;

     o    availability, terms and development of capital;

     o    interest rate volatility;

     o changes in currency exchange rates, inflation rates and conditions in financial markets; and

     o    availability of qualified personnel.

     These forward-looking statements speak only as of the date hereof. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility to do so.